Exhibit 99.1

Vision Marine names Carter Murray as Chairman

Montreal, Canada — April 4, 2023 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, is pleased to announce the appointment of Carter Murray as Chairman of the Company’s board of directors.

Murray, a proven global executive, will work directly with Vision Marine’s Chief Executive Officer, Alex Mongeon, to continue transforming recreational boating through innovation, technology and superior performance with the Company’s leading powertrain technology and outboard electric engines.

“The addition of Mr. Murray to the Board is a testament to our commitment to delivering the highest quality products and services to our customers,” said Mongeon. “The appointment of Carter is a game-changer for Vision Marine and a clear indication of the Company’s continued drive towards excellence and innovation.”

Mr. Murray is well-known for his track record of leading large-scale transformations and driving operational excellence in multinational companies. Mr. Murray is recognized as a pioneer in the advertising industry, having transformed FCB back into a world-renowned global advertising agency. Under his leadership, FCB won numerous accolades, including being named the world’s most innovative agency, the best place to work, and the number one agency in the world.

"Vision Marine is the most innovative marine technology company in the market today when it comes to boating. It is led by a CEO who is delivering against his vision, and I am thrilled to join the board of this forward-thinking company,” said Murray.

Mr. Murray is a sought-after speaker on business transformation and breakthrough marketing, having made presentations at prestigious institutions such as Oxford University’s Said Business School. Mr. Murray has been featured in the New York Times Corner Office and has made numerous appearances as a brand expert/contributor on CNBC.

Murray joins the leadership team at an exciting time in Vision Marine’s journey. The Company’s groundbreaking new powertrain technology is driving orders from leading boat manufacturers around the world. In 2022, Vision Marine set a new world record for the fastest electric boat at 109 mph.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the expected impact of newly appointed directors, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

For Immediate Release:

Investor and Company Contact: Bruce Nurse

800-871-4274 or bn@v-mti.com

Carter Murray Media Contact: Trish Hoffman

312-805-4314 or trishhoffman@gmail.com